UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INTRAOP MEDICAL CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
46118N101
(CUSIP Number)
RAWLEIGH RALLS
LACUNA, LLC
1100 SPRUCE STREET, SUITE 202
BOULDER, COLORADO 80302
TELEPHONE: (303) 447-1708
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 9, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Lacuna Venture Fund LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		97,601,761 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

97,601,761 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,601,761 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.7% (3)

14	TYPE OF REPORTING PERSON

PN
(1) This Amendment No. 2 to Schedule 13D is filed by Lacuna Venture Fund, LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 2 to Schedule 13D.
(2) Includes 18,749,998 shares of the Issuer’s Common Stock issuable upon the exercise of warrants held by Lacuna Venture issued pursuant to the terms and conditions of the Loan Amendment (as defined in Item 3 below). Lacuna LLC serves as the sole general partner of Lacuna Ventures GP, which serves as the sole general partner of Lacuna Venture. Neither Lacuna LLC nor Lacuna Ventures GP directly owns any securities of the Issuer. Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 392,787,597 shares of the Issuer’s common stock outstanding as of February 13, 2009, as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2008, filed with the Securities and Exchange Commission on February 13, 2009, and assuming the exercise by Lacuna Venture of the warrants to purchase an aggregate of 18,749,998 shares of the Issuer’s Common Stock.

1	NAMES OF REPORTING PERSONS Lacuna Hedge Fund LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,356,875 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

56,356,875 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,356,875 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4% (3)

14	TYPE OF REPORTING PERSON

PN
(1) This Amendment No. 2 to Schedule 13D is filed by Lacuna Venture Fund, LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 2 to Schedule 13D.
(2) Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna LLC nor Lacuna Hedge GP directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 392,787,597 shares of the Issuer’s common stock outstanding as of February 13, 2009, as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2008, filed with the Securities and Exchange Commission on February 13, 2009.

1	NAMES OF REPORTING PERSONS Lacuna Ventures GP LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		97,601,761 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

97,601,761 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,601,761 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.7% (3)

14	TYPE OF REPORTING PERSON

PN
(1) This Amendment No. 2 to Schedule 13D is filed by Lacuna Venture Fund, LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 2 to Schedule 13D.
(2) Includes 18,749,998 shares of the Issuer’s Common Stock issuable upon the exercise of warrants held by Lacuna Venture issued pursuant to the terms and conditions of the Loan Amendment (as defined in Item 3 below). Lacuna LLC serves as the sole general partner of Lacuna Ventures GP, which serves as the sole general partner of Lacuna Venture. Neither Lacuna LLC nor Lacuna Ventures GP directly owns any securities of the Issuer. Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 392,787,597 shares of the Issuer’s common stock outstanding as of February 13, 2009, as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2008, filed with the Securities and Exchange Commission on February 13, 2009, and assuming the exercise by Lacuna Venture of the warrants to purchase an aggregate of 18,749,998 shares of the Issuer’s Common Stock.

1	NAMES OF REPORTING PERSONS Lacuna Hedge GP LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,356,875 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

56,356,875 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,356,875 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4% (3)

14	TYPE OF REPORTING PERSON

PN
(1) This Amendment No. 2 to Schedule 13D is filed by Lacuna Venture Fund, LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 2 to Schedule 13D.
(2) Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna LLC nor Lacuna Hedge GP directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 392,787,597 shares of the Issuer’s common stock outstanding as of February 13, 2009, as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2008, filed with the Securities and Exchange Commission on February 13, 2009.

1	NAMES OF REPORTING PERSONS Lacuna, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		153,958,636 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

153,958,636 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,958,636 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.4% (3)

14	TYPE OF REPORTING PERSON

OO
(1) This Amendment No. 2 to Schedule 13D is filed by Lacuna Venture Fund, LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 2 to Schedule 13D.
(2) Includes 18,749,998 shares of the Issuer’s Common Stock issuable upon the exercise of warrants held by Lacuna Venture issued pursuant to the term and conditions of the Loan Amendment (as defined in Item 3 below). Lacuna LLC serves as the sole general partner of Lacuna Ventures GP, which serves as the sole general partner of Lacuna Venture. Lacuna LLC also serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Lacuna LLC, Lacuna Ventures GP and Lacuna Hedge GP do not directly own any securities of the Issuer. Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 392,787,597 shares of the Issuer’s common stock outstanding as of February 13, 2009, as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2008, filed with the Securities and Exchange Commission on February 13, 2009, and assuming the exercise by Lacuna Venture of the warrants to purchase an aggregate of 18,749,998 shares of the Issuer’s Common Stock.

Item 1. Security and Issuer
(a) This statement on Amendment No. 2 to Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”) of Intraop Medical Corporation, a Nevada corporation (the “Issuer”).
(b) The principal executive offices of the Issuer are located at 570 Del Ray Avenue, Sunnyvale, California.
Item 2. Identity and Background
(a) The entities filing this statement are Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, collectively with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”).
(b) The address of the principal place of business of each of the Lacuna Entities is c/o Lacuna, LLC, 1100 Spruce Street, Suite 202, Boulder, CO 80302.
(c) The principal business of each of the Lacuna Entities is the venture capital investment business.
(d) During the last five years, none of the Lacuna Entities or the Listed Persons (as defined below), to the knowledge of the Lacuna Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Lacuna Entities or the Listed Persons (as defined below), to the knowledge of the Lacuna Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP are Delaware limited liability limited partnerships. Lacuna LLC is a Delaware limited liability company.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the members and each other person controlling Lacuna LLC, the general partner of Lacuna Ventures GP, the general partner of Lacuna Venture, and Lacuna Hedge GP, the general partner of Lacuna Hedge (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
In connection with that certain Amendment to Loan Documents, dated as of April 9, 2009 (the “Loan Amendment”), which amended the terms of that certain Debenture Purchase Agreement, dated as of September 30, 2008 (the “Debenture Purchase Agreement”), by and between the Issuer, Lacuna Venture and various other investors (the “Debenture Purchasers”), Lacuna Venture was issued warrants (the “Warrants”) to purchase an aggregate of 18,749,998 shares of the Common Stock of the Issuer. The Warrants have a five-year term, subject to early termination upon the occurrence of certain events, and an exercise price of $0.028 per share, for an aggregate purchase price of approximately $525,000.
As the Debenture Purchase Agreement was so amended, the Issuer may issue up to an additional $1,500,000 aggregate principal amount of its 10% Senior Secured Debentures (the “Debentures”) to Lacuna Venture or such other persons as may be mutually agreed upon by Lacuna Venture and the Issuer. In connection with the Loan Amendment, the Issuer issued Debentures under the Debenture Purchase Agreement in a principal amount of $725,000 to Lacuna Venture, $250,000 to Rawleigh Ralls and $125,000 to another investor, resulting in $400,000 aggregate principal amount of Debentures remaining available for issuance by the Issuer under the Debenture Purchase Agreement. The Issuer had previously issued Debentures in an aggregate principal amount of $1,375,000 to Lacuna Venture.
The issuance of the Warrants to Lacuna Venture described above was in consideration for the execution and delivery of the Loan Amendment, the amendment and restatement of the terms of the previously issued Debentures and part of the sale and issuance of additional 10% Senior Secured Debentures in a private placement by the Issuer to a number of affiliated investors (including Lacuna Venture). The closing of the transaction occurred on April 9, 2009. Prior to entering into the Loan Amendment, Lacuna Venture beneficially held 78,851,763 shares of the Issuer.
Pursuant to the terms of that certain Common Stock Purchase Agreement dated as of June 10, 2008 (the “Common Stock Purchase Agreement”), by and between the Issuer, Lacuna Venture and various other investors, Lacuna Venture purchased an aggregate of 7,692,308 shares of Common Stock of the Issuer for an aggregate purchase price of $566,667.

The funds used by Lacuna Venture to acquire the securities described herein were obtained from capital contributions by the limited partners of the Lacuna Entities and from direct capital commitments by certain of the Lacuna Entities.
References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the forms of (i) Debenture Purchase Agreement attached as exhibit to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 8, 2008, (ii) Loan Amendment and Warrant attached as exhibits to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 13, 2009, and (iii) the Common Stock Purchase Agreement attached as an exhibit to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 12, 2008, which documents are incorporated by reference in their entirety in this Item 3.
Item 4. Purpose of Transaction
On April 9, 2009, the Issuer entered into the Loan Amendment. As the Debenture Purchase Agreement was so amended, the Issuer may issue up to an additional $1,500,000 aggregate principal amount of its Debentures to Lacuna Venture or such other persons as may be mutually agreed upon by Lacuna Venture and the Issuer pursuant to the terms of the Loan Amendment. In connection with the Loan Amendment, the Issuer issued Debentures under the Debenture Purchase Agreement in a principal amount of $725,000 to Lacuna Venture, $250,000 to Rawleigh Ralls and $125,000 to another investor, resulting in $400,000 aggregate principal amount of Debentures remaining available for issuance by the Issuer under the Debenture Purchase Agreement. The proceeds from the sale of these additional Debentures will be used for working capital and other general corporate purposes.
In connection with the Loan Amendment, the Issuer and the Debenture Purchasers also agreed to amend and restate the form of each of the previously issued Debentures and each additional Debenture to be issued under the Loan Amendment in the future (including the additional Debentures issued to Lacuna Venture and Mr. Ralls described above). Concurrently with the issuance of the amended and restated Debentures and the issuance of the additional Debentures, the Issuer issued warrants to purchase an aggregate of 27,678,567 shares of its Common Stock and may issue up to 3,571,428 warrants in the future.
As amended, the Debentures pay interest at the rate of 10% per annum, payable monthly in arrears. All outstanding principal and any accrued but unpaid interest is payable in full on the earlier of (i) June 30, 2009 or (ii) the date the Issuer closes an issuance, or series of issuances, of promissory notes convertible into shares of its Common Stock with gross aggregate proceeds received by the Issuer of not less than $4,000,000. In the event that (i) the Issuer closes an issuance, or series of issuances, of shares of its Preferred Stock (the “New Securities”) with gross aggregate proceeds received by the Issuer of not less than $1,000,000 (a “Qualified Financing”) and (ii) the Debentures have not been paid in full, then the entire outstanding principal balance and all accrued but unpaid interest thereon shall convert at the option of the holder into shares of the New Securities at a conversion price equal to the price per share paid by the investors purchasing the New Securities on the same terms and conditions as given to such investors. Upon the occurrence of certain events of default, the full principal amount of the Debentures, together with all accrued but unpaid interest and late fees thereon, becomes immediately due and payable. Upon issuance of the amended and restated Debentures, the holders of the Debentures agreed to waive any existing defaults under the Debentures, including as a result of the Issuer’s failure to pay the outstanding principal amount on the Debentures and all interest accrued thereon that had become due and payable by the Issuer on December 31, 2008.
Pursuant to the terms of the Common Stock Purchase Agreement, Lacuna Venture purchased an aggregate of 7,692,308 shares of Common Stock of the Issuer.
Subject to applicable legal requirements, one or more of the Lacuna Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Lacuna Entities’ ownership of the Issuer’s securities, other opportunities available to the Lacuna Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Lacuna Entities may dispose of all or a portion of their securities of the Issuer at any time, subject to applicable securities law. Each of the Lacuna Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the Lacuna Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Amendment No. 2 to Schedule 13D is provided as of April 9, 2009:

							Sole		Shared
Lacuna Entity and Listed	Shares Held		Sole Voting		Shared Voting		Dispositive		Dispositive		Beneficial		Percentage
Persons (1)	Directly		Power		Power		Power		Power		Ownership		of Class (2)

Lacuna Venture Fund LLLP	97,601,761		0		97,601,761	(3)	0		97,601,761	(3)	97,601,761	(3)	23.7%

Lacuna Hedge Fund LLLP	56,356,875		0		56,356,875	(4)	0		56,356,875	(4)	56,356,875	(4)	14.4%

Lacuna Ventures GP LLLP	0		0		97,601,761	(3)	0		97,601,761	(3)	97,601,761	(3)	23.7%

Lacuna Hedge GP LLLP	0		0		56,356,875	(4)	0		56,356,875	(4)	56,356,875	(4)	14.4%

Lacuna, LLC	0		0		153,958,636	(5)	0		153,958,636	(5)	153,958,636	(5)	37.4%

Rawleigh Ralls	2,351,567	(6)	2,351,567	(6)	0		2,351,567	(6)	0		2,351,567	(6)	0.6%

JK Hullett	1,200,000	(7)	1,200,000	(7)	0		1,200,000	(7)	0		1,200,000	(7)	0.3%

Wink Jones	833,333	(8)	833,333	(8)	0		833,333	(8)	0		833,333	(8)	0.2%

(1)
Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC”) own no securities of the Issuer directly. Lacuna Ventures GP is the general partner of Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge GP is the general partner of Lacuna Hedge LLLP (“Lacuna Hedge” and collectively with Lacuna Venture, Lacuna Ventures GP, Lacuna Hedge GP and Lacuna LLC, the “Lacuna Entities”), and Lacuna, LLC is the general partner of Lacuna Venture GP and Lacuna Hedge GP. Rawleigh Ralls, JK Hullett and Wink Jones are members of Lacuna LLC. Rawleigh Ralls in a director of the Issuer, and JK Hullett and Wink Jones are officers of the Issuer.

(2)
This percentage is calculated based upon 392,787,597 shares of the Issuer’s common stock outstanding as of February 13, 2009, as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2008, filed with the Securities and Exchange Commission on February 13, 2009, and assuming the exercise in full of the outstanding convertible securities attributable to such holder.

(3)
Includes 18,749,998 shares of the Issuer’s Common Stock issuable upon the exercise of warrants held by Lacuna Venture issued pursuant to the terms and conditions of the Loan Amendment (as defined in Item 3 above). Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein.

(4)
Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.

(5)
Includes 18,749,998 shares of the Issuer’s Common Stock issuable upon the exercise of warrants held by Lacuna Venture issued pursuant to the term and conditions of the Loan Amendment (as defined in Item 3 above). Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.

(6)
Includes 2,232,142 of the Issuer’s Common Stock issuable upon the exercise of a warrant held by Mr. Ralls issued pursuant to the terms and conditions of the Loan Amendment (as defined in Item 3 above). Also includes 119,425 shares Mr. Ralls has the right to acquire within 60 days of April 9, 2009 pursuant to the exercise of options issued to Mr. Ralls under the Issuer’s 2005 Equity Incentive Plan (the “Plan”) on April 7, 2008 and June 3, 2008. Of the option granted on April 7, 2008, 8/36ths of the shares vested on the date of grant and the remaining shares vest in equal monthly installments thereafter at the rate of 1/36th of the shares per month. Of the option granted on June 3, 2008, 2/36ths of the shares vested on the date of grant and the remaining shares vest in equal monthly installments at the rate of 1/36th of the shares per month.

(7)
Consists of 1,200,000 shares of the Issuer’s Common Stock Mr. Hullett has the right to acquire within 60 days of April 9, 2009, pursuant the exercise of a stock option issued to Mr. Hullett under the Issuer’s Plan on February 3, 2009. The option vests in equal monthly installments over 12 months beginning November 1, 2008.

(8)
Consists of 833,333 shares of the Issuer’s Common Stock Mr. Jones has the right to acquire within 60 days of April 9, 2009, pursuant to the exercise of a stock option issued to Mr. Jones under the Plan on June 3, 2008. One-sixth of the shares vested on December 3, 2008, with the remaining shares vesting in equal installments every six months thereafter.

The information provided and incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
In connection with that certain Common Stock and Warrant Purchase Agreement, dated August 17, 2007, the Issuer entered into a Rights Agreement with certain investors, including Lacuna Venture and Lacuna Hedge, dated August 17, 2007, which provides for the registration of the shares of Common Stock purchased thereunder upon the occurrence of certain events. The Rights Agreement was amended by the parties thereto pursuant to an Amendment to Rights Agreement effective as of August 27, 2007 (the “Amendment”). References to and descriptions of the Rights Agreement and the Amendment as set forth in this Item 6 are qualified in their entirety by reference to (i) the form of the Rights Agreement attached as an exhibit to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 23, 2007, and (ii) the form of Amendment attached to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2007, which documents are incorporated by reference in their entirety in this Item 6.
Other than as described in this Amendment No. 2 to Schedule 13D, to the best of the Lacuna Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits

Exhibit A:
Amendment to Loan Documents, dated as of April 9, 2009, among the Company, E.U. Capital Venture, Inc., Encyclopedia Equipment LLC, Lacuna Venture Fund LLLP and Rawleigh Ralls (Incorporated by reference to Exhibit 10.52 to the Issuer’s Current Report on Form 8-K filed on April 13, 2009).

Exhibit B:
Form of 10% Senior Secured Debenture, issued pursuant to the Debenture Purchase Agreement, as amended (Incorporated by reference to Exhibit 10.53 to the Issuer’s Current Report on Form 8-K filed on April 13, 2009).

Exhibit C:
Form of Common Stock Warrant, issued pursuant to the Debenture Purchase Agreement, as amended (Incorporated by reference to Exhibit 10.54 to the Issuer’s Current Report on Form 8-K filed on April 13, 2009).

Exhibit D:	Agreement pursuant to 13d-1(k)(1) among Lacuna Venture Fund LLLP, Lacuna Hedge Fund LLLP, Lacuna Ventures GP LLLP, Lacuna Hedge GP LLLP, and Lacuna, LLC.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
EXECUTED this 14th day of April, 2009.

LACUNA VENTURE FUND LLLP
By: Lacuna Ventures GP LLLP, its general partner
By: Lacuna, LLC, its general partner

/s/ J.K. Hullett J.K. Hullett, Member

LACUNA HEDGE FUND LLLP
By: Lacuna Hedge GP LLLP, its general partner
By: Lacuna, LLC, its general partner

/s/ J.K. Hullett J.K. Hullett, Member

LACUNA VENTURES GP LLLP
By: Lacuna, LLC, its general partner

/s/ J.K. Hullett J.K. Hullett, Member

LACUNA HEDGE GP LLLP
By: Lacuna, LLC, its general partner

/s/ J.K. Hullett J.K. Hullett, Member

LACUNA, LLC

/s/ J.K. Hullett J.K. Hullett, Member
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)\

SCHEDULE I

MEMBERS OF LACUNA, LLC
Set forth below, with respect to each member of Lacuna, LLC are the following: (a) name; (b) business address; (c) principal occupation or employment; and (d) citizenship.
Rawleigh Ralls
c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, CO 80302
Principal Occupation: Making venture capital and similar investments and managing the companies in which such investments are made.
Citizenship: United States of America
J.K. Hullett
c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, CO 80302
Principal Occupation: Making venture capital and similar investments and managing the companies in which such investments are made.
Citizenship: United States of America
Richard O’Leary
c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, CO 80302
Principal Occupation: Making venture capital and similar investments and managing the companies in which such investments are made.
Citizenship: United States of America
Wink Jones
c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, CO 80302
Principal Occupation: Making venture capital and similar investments and managing the companies in which such investments are made.
Citizenship: United States of America
Sanford Keziah
c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, CO 80302
Principal Occupation: Making venture capital and similar investments and managing the companies in which such investments are made.
Citizenship: United States of America

EXHIBIT INDEX

Exhibit A:
Amendment to Loan Documents, dated as of April 9, 2009, among the Company, E.U. Capital Venture, Inc., Encyclopedia Equipment LLC, Lacuna Venture Fund LLLP and Rawleigh Ralls (Incorporated by reference to Exhibit 10.52 to the Issuer’s Current Report on Form 8-K filed on April 13, 2009).

Exhibit B:
Form of 10% Senior Secured Debenture, issued pursuant to the Debenture Purchase Agreement, as amended (Incorporated by reference to Exhibit 10.53 to the Issuer’s Current Report on Form 8-K filed on April 13, 2009).

Exhibit C:
Form of Common Stock Warrant, issued pursuant to the Debenture Purchase Agreement, as amended (Incorporated by reference to Exhibit 10.54 to the Issuer’s Current Report on Form 8-K filed on April 13, 2009).

Exhibit D:	Agreement pursuant to 13d-1(k)(1) among Lacuna Venture Fund LLLP, Lacuna Hedge Fund LLLP, Lacuna Ventures GP LLLP, Lacuna Hedge GP LLLP, and Lacuna, LLC.